FIRST AMENDMENT TO
TRANSFER AGENT AGREEMENT

WHEREAS, PFM Funds, a Virginia business trust (the  "Trust"), and PFM Asset Management LLC, a Delaware limited liability company (hereinafter referred to as the “Agent”) are parties to a Transfer Agent Agreement dated as of September 29, 2008 (the "Agreement") with respect to the Trust’s Prime Series (“Prime Series”) and Government Series (“Government Series”) and each of the classes of Prime Series identified in Schedule A of the Agreement (each, a “Fund” and collectively, the “Funds”); and

WHEREAS, the Trust's Board of Trustees (the “Board”) approved the termination of the Cash Management Class of Prime Series, effective February 27, 2009; and

WHEREAS, the Board approved a certificate of designation creating the Independent Schools and Colleges Class of Prime Series, effective May 4, 2009; and

WHEREAS, the Trust and the Agent desire to amend the Agreement to reflect the foregoing;

NOW THEREFORE, the Trust and the Agent hereby amend the Agreement as follows, effective as of May 4, 2009:

1.  Schedule A of the Agreement is hereby replaced in its entirety with the Schedule A attached hereto.

2.  The obligations of the Trust under the Agreement, as amended, shall not be binding upon the members of the Board, shareholders or officers of the Trust personally, and such obligations shall be binding only on the assets of the Funds and series listed on Schedule A, as described in the Agreement.

3.  Except as set forth herein, no other provision of the Agreement is modified or amended, and the Agreement, as amended hereby, shall remain in full force and effect.

PFM FUNDS

By:
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Title:
Date:

PFM ASSET MANAGEMENT LLC

By:

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Title:
Date:

Schedule A To
Transfer Agent Agreement
Between PFM Funds and PFM Asset Management LLC
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The Agreement shall apply to the following Funds, and as full compensation for the services and facilities furnished to the Trust and the expenses assumed by the Agent under this Agreement, each Fund shall pay to the Agent monthly compensation calculated daily at the following annual rates:

Fund	Applicable Rate

Prime Series – SNAP® Fund Class	.02 of 1% of average daily net assets

Prime Series – Institutional Class	.09 of 1% of average daily net assets

Prime Series – IllinoisPrimeSM Class	.14 of 1% of average daily net assets

Government Series	.09 of 1% of average daily net assets

Prime Series – Independent Schools Class	.17 of 1% of the first $100 million of average daily net assets

.16 of 1% of the next $100 million of average daily net assets

.15 of 1% of the next $100 million of average daily net assets

.14 of 1% of the next $100 million of average daily net assets

.13 of 1% of the next $100 million of average daily net assets

.12 of 1% of the next $100 million of average daily net assets

.11 of 1% of the next $100 million of average daily net assets

.10 of 1% of the next $100 million of average daily net assets

.09 of 1% of the next $100 million of average daily net assets

.08 of 1% of the next $100 million of average daily net assets

.07 of 1% of the net assets over $1 billion